                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)
                                (Amendment No. 3)

           Information to be included in statements filed pursuant to
             Rule 13d-1(a) and amendments thereto filed pursuant to
                                  Rule 13d-2(a)

                             BCT INTERNATIONAL, INC.
           -----------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.04 per share
           -----------------------------------------------------------
                         (Title of Class of Securities)

                                   055-355-101
           -----------------------------------------------------------
                                 (CUSIP Number)

                                 Dennis J. Olle
                               Adorno & Yoss, P.A.
                      2601 South Bayshore Drive, Suite 1600
                              Miami, Florida 33133
                                 (305) 858-5555
           -----------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 29, 2003
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP No. 055-355-101                                                Page 2 of 7
--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Phoenix Group of Florida, Inc., a Nevada corporation - 65-1117567

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [X]
                                                                         (b) [_]
3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)

          BK, WC, OO

5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                   [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION - Nevada, U.S.A

                          7    SOLE VOTING POWER

                               2,236,246
       NUMBER OF
        SHARES            8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                454,036
         EACH
      REPORTING           9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                  2,690,282

                          10   SHARED DISPOSITIVE POWER

                               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,690,282

12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                      [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          52.5%

14   TYPE OF REPORTING PERSON (See Instructions)

          CO

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                                  SCHEDULE 13D

CUSIP No. 055-355-101                                                Page 3 of 7
--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          William A. Wilkerson

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [X]
                                                                         (b) [_]
3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)

          BK, WC, OO

5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                   [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION - U.S.A

                          7    SOLE VOTING POWER

                               327,500
       NUMBER OF
        SHARES            8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                0
         EACH
      REPORTING           9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                  327,500

                          10   SHARED DISPOSITIVE POWER

                               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          327,500

12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                      [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.0%

14   TYPE OF REPORTING PERSON (See Instructions)

          IN

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CUSIP No. 055-355-101                                                Page 4 of 7

         Item 1.  Security and Issuer

         The class of equity securities to which this statement on Schedule 13D relates is the common stock (the "Common Stock"), par value $.04 per share of BCT International, Inc., a Delaware corporation (the "Issuer"). The beneficial ownership of Phoenix Group of Florida, Inc., a Nevada corporation, and William
A. Wilkerson in this Schedule 13D is based upon 5,121,471 shares of Common Stock issued and outstanding on May 27, 2003, excluding treasury shares held for the account of the Issuer. The principal executive offices of the Issuer are located at 3000 NE 30th Place, Fifth Floor, Fort Lauderdale, Florida 33306.

         Item 2.  Identity Background

         (a) This Schedule 13D is being filed on behalf of Phoenix Group of Florida, Inc., a Nevada corporation ("Phoenix") and William A. Wilkerson ("Wilkerson", and together with Phoenix, the "Reporting Persons").

         (b) The business address of the Reporting Persons is 3000 N.E. 30th Place, Fifth Floor, Fort Lauderdale, Florida 33306.

         (c) Phoenix is a Nevada corporation whose sole shareholder, director and officer is Wilkerson. The principal business of Phoenix is the investment in the shares of the Issuer and similar investment opportunities. Wilkerson is the Chairman of the Board of Directors, Chief Executive Officer and President of the Issuer. The Issuer is a holding company with one wholly-owned subsidiary, Business Cards Tomorrow, Inc., a Florida corporation ("BCT"). BCT operates a wholesale franchise printing chain.

         (d) The Reporting Persons have not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Phoenix is a corporation organized and existing under the laws of the State of Nevada. Wilkerson is a citizen of the United States.

         Item 3.  Source and Amount of Funds or other Consideration

         Phoenix will use borrowed funds and working capital in connection with the private purchase transactions described below. The borrowed funds will be obtained from Bank of America, N.A., on standard commercial terms.

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CUSIP No. 055-355-101                                                Page 5 of 7

         Item 4.  Purpose of Transaction

         The Reporting Persons are considering various alternative courses of action with respect to the management and ongoing operations of the Issuer. Accordingly, Phoenix may engage in any number of activities, including without limitation: (i) the acquisition of additional Common Stock of the Issuer; (ii) meetings and discussions with Board of Directors of the Issuer (on which Wilkerson already serves) with the intent to influence the Issuer's business and affairs in this regard; and (iii) any other activities deemed by the Reporting Persons to be effective for the purpose of so influencing the business and affairs of the Issuer.

         Item 5.  Interest in Securities of the Issuer

         As of May 29, 2003, the Reporting Persons entered into an Agreement and Plan of Merger (the "Merger Agreement"), by and among the Reporting Persons, Phoenix Acquisition Corp., a Delaware corporation (the "Merger Sub") and wholly-owned subsidiary of Phoenix, formed solely for the purpose of effecting the Merger, and the Issuer. Pursuant to the Merger Agreement, the Merger Sub is expected to merge into the Issuer (the "Merger"). As a result of the Merger, each outstanding share of Common Stock will be cancelled and converted into the right to receive $2.00 in cash upon regulatory clearance and Shareholder approval, other than any outstanding share of Common Stock that is held by stockholders who perfect their appraisal rights under Delaware law or any outstanding share of Common Stock beneficially owned by the parties to the Merger Agreement or the Reporting Persons. After the Merger, the Issuer is expected to be a privately held corporation, 100% of which was expected to be beneficially owned by the Reporting Persons.

         On November 26, 2001, the Reporting Persons had entered into an Agreement and Plan of Merger (the "2001 Merger Agreement"), by and among the Reporting Persons, Merger Sub and the Issuer. Pursuant to the 2001 Merger Agreement, the Merger Sub was expected to merge into the Issuer (the "Proposed Merger"). As a result of the Proposed Merger, each outstanding share of Common Stock, was expected to be cancelled and converted into the right to receive $1.13 in cash, other than any outstanding share of Common Stock held by stockholders who perfected their appraisal rights under Delaware law or any outstanding share of Common Stock beneficially owned by the parties to the 2001 Merger Agreement or the Reporting Persons.

         Due to difficulties in obtaining regulatory approvals for the Proposed Merger, on April 26, 2002, the 2001 Merger Agreement was terminated by mutual consent of the parties thereto. In connection with this termination, the Reporting Persons withdrew their offer to acquire the shares of the Issuers Common Stock not owned by them.

         (a) Phoenix is the beneficial owner of 2,690,282 shares of Common Stock, which represents 52.6% of the issued and outstanding shares of Common Stock.

         Wilkerson has the option to acquire 327,500 shares of the Common Stock pursuant to the

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CUSIP No. 055-355-101                                                Page 6 of 7

Issuer's employee stock option plan. If this option is exercised, Wilkerson would be the beneficial owner of 327,500 shares of Common Stock, which would represent 6.0% of the issued and outstanding shares of Common Stock. Wilkerson has agreed, during the term of the Merger Agreement, not to exercise this option.

         (b) Phoenix is the beneficial owner of 2,690,282 shares of Common Stock and, except as described below, has the sole voting and dispositive power with respect to all such shares of Common Stock. In connection with the Merger Agreement, Phoenix has agreed to grant a proxy to the special committee of the board of directors of the Issuer (the "Special Committee") to vote 454,036 of the shares of the Issuer Common Stock currently held by Phoenix in the event a "Competing Transaction" (as defined in the Merger Agreement) is presented to the Issuer or a proposal deemed by the Special Committee to be a "Superior Proposal" (as defined in the Merger Agreement) is presented to the Issuer. In such an event, the Special Committee would have sole voting power over the subject 454,036 shares. Wilkerson is the beneficial owner of 327,500 shares of Common Stock (underlying the above-referenced option) and has the sole voting and dispositive power with respect to all such shares of Common Stock.

         (c) Except with respect to the transactions previously reported or reported herein, the Reporting Persons have not effected any transactions in the Common Stock in the past 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

         (e) Not applicable.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

         In connection with the Merger transaction reported in Item 5, above, a Merger Agreement was executed on May 29, 2003, by and among the Reporting Persons, Merger Sub and the Issuer. The terms of the Merger Agreement are more fully described in the Annual Report on Form 10-K filed by the Issuer on May 29, 2003, and the accompanying Exhibit 10.16 thereto.

         Item 7. Material to be Filed as Exhibits

         Agreement and Plan of Merger referred to in Item 5 is incorporated herein by reference from Exhibit 10.16 of the Annual Report on Form 10-K filed on May 29, 2003.

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CUSIP No. 055-355-101                                                Page 7 of 7

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Phoenix Group of Florida, Inc.


                                       By:      /s/ William A. Wilkerson
Dated: June 2, 2003                    Title:   William A. Wilkerson, President




                                       William A. Wilkerson, individually


Dated: June 2, 2003                    By:      /s/ William A. Wilkerson